SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004 China Petroleum & Chemical Corporation A6, Huixindong Street, Chaoyang District Beijing, 100029 People's Republic of China Tel: (8610) 6499-0060

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	☑	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	☐	No	☑

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

This Form 6-K consists of:

An indicative announcement on the increase of the results of the first half of the year 2004 made on July 15, 2004, in English of China Petroleum & Chemical Corporation (the "Registrant").

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date:	July 15, 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 386)

Indicative announcement on the increase of the results of the first half of 2004

Summary

The board of the Company is pleased to announce, at present, the Company estimates on a preliminary basis that, based on the People's Republic of China Accounting Rules and Regulations, its net profit for the first half of 2004 has increased by more than 50% compared to that in the same period of last year.

As audited financial information may be different from the information contained in this announcement, potential investors and shareholders of the Company should exercise caution when dealing in the shares of the Company.

The board of the Company is pleased to announce that in the first half of 2004, prices of crude oil in the world market generally remained at a high level. There was a strong increase in the domestic demand for refined oil and the global chemical industry boom cycle continued. The domestic demand for chemical products maintained its strong growing momentum. Having taken advantage of the opportunities, the Company had formulated and implemented a series of effective and efficient measures, and its production and operation were in good conditions.

At present, the Company estimates that, based on the People’s Republic of China Accounting Rules and Regulations and according to unaudited data of the Company, its net profit for the first half of 2004 is likely to record an increase of more than 50% compared to that in the same period of last year. Audited financial information of the Company will be disclosed in the 2004 interim results announcement and 2004 Interim Report of the Company which results announcement is expected to be published on 30 August 2004. As such audited financial information may be different from the information contained in this announcement, potential investors and shareholders of the Company should exercise caution when dealing in the shares of the Company.

This announcement is made in accordance with the Notice concerning the Proper Compilation and Publication of 2004 Interim Report by Listed Companies issued by the Shanghai Stock Exchange and rule 13.09(2) of the Hong Kong Listing Rules relating to simultaneous release of information.

By Order of the Board Chen Ge Secretary to the Board of Directors

Beijing, the PRC, 15 July 2004

As at the date of this announcement, the directors of the Company are: Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Gao Jian and Fan Yifei; the independent directors are: Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director is: Mr. Cao Yaofeng.